CONFIDENTIAL TREATMENT REQUESTED

BY GENERAL MOTORS COMPANY

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

September 23, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Registration Statement on Form S-1
Filed August 18, 2010
File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 10, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-168919) filed with the Commission on August 18, 2010 (the “Registration Statement”).

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This response letter has been filed on EDGAR, and a copy has been sent by hand. Please note that the Company is providing a portion of its response to comment 20 pursuant to Rule 83 of the Commission’s Rules of Practice and requests confidential treatment for the redacted portions of the response, which are indicated herein as [***]. Please promptly inform:

Robert C. Shrosbree, Esq.

General Motors Company

300 Renaissance Center

Detroit, Michigan 48265-3000

(313) 556-5000

of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 1 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 1.

General

1.	We note you have relied on reports from third-party sources, including IHS Global Insight, for data. Please provide us with the relevant portions of the materials you cite. Also, please provide a consent pursuant to Rule 436 or tell us why you believe a consent is not required.

In response to the Staff’s comment, the Company has revised its disclosure by adding a discussion of market and industry data, including the Company’s use of third-party sources, in a new section entitled “Market and Industry Data” on page ii of Amendment No. 1. This section includes disclosure that market and industry data used throughout the prospectus is based on the good faith estimates of management, which in turn are based upon management’s review of internal surveys, independent industry surveys and publications and other publicly available information, including reports and information prepared by IHS Global Insight.

The Company respectfully submits that it believes that a consent pursuant to Rule 436 is not required to be filed. The Company respectfully advises the Staff that it did not commission any of the studies or reports cited in the Registration Statement and none of those studies or reports were prepared in connection with the Registration Statement. In addition, the Company respectfully advises the Staff that all of the sources cited in the Registration Statement are publicly available for free or on a subscription fee basis and are widely utilized

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by industry participants. Further, as discussed in the “Market and Industry Data” section, market and industry data used throughout the prospectus is based upon the good faith estimates of management, which in turn are based in part upon third-party sources. Although the Company has cited the source of various market and industry data in certain places in the Registration Statement, such information represents the good faith estimates of management and the Company does not believe that any “report or opinion of an expert” is being “quoted or summarized as such” as a result of those citations. Therefore, the Company does not believe that a consent is required under Rule 436(a).

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Company is supplementally furnishing with this response the industry projections prepared by the Company and contained within the Registration Statement as well as a copy of the IHS Global Insight market and industry data from which such statistical data was derived. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

2.	Please revise to provide a full definition for all acronyms and other defined terms at their first use. We note, for example, the use of OEM on page 2, New VEBA on page 3, ASEAN on page 5, and DMDA on page 54.

In response to the Staff’s comment, the Company has revised the disclosure regarding defined terms, including the use of OEM on page 2, New VEBA on page 2, ASEAN on page 5, and DMDA on page 57 of Amendment No. 1.

3.	Please advise us about the current trading market for Old GM debt securities. In particular, please address whether the trading values of these debt securities represent information that would be material to an investor in your common stock or Series B preferred stock.

The Company respectfully advises the Staff that the debt securities of Motors Liquidation Company (“MLC”) continue to be traded in limited volume on the over-the-counter market (or yellow sheets). Although one can extrapolate a value of the shares of the Company’s common stock held by MLC from the value of MLC’s debt securities and although disclosure about historical trading prices of MLC debt securities may provide information about how the MLC debt market perceives the value of the shares of Company common stock, the Company respectfully advises the Staff that it believes that the trading prices of the MLC debt securities (and extrapolations therefrom) would not meaningfully add to the substantial mix of information available to potential investors in this offering through the Registration Statement.

The Company also respectfully submits to the Staff that the inclusion of market trading prices of a third party’s securities is not required in a Form S-1 registration statement under Item 201 of Regulation S-K or otherwise. Furthermore, the Company does not think it is

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appropriate in this instance for it to present information about MLC’s securities in the Registration Statement and take related responsibility therefor under the Securities Act, particularly because MLC’s assets and liabilities are not controlled by the Company and MLC has a separate board of directors and executive management team.

Prospectus Summary, page 1

4.	It is a rare occurrence for a company conducting an initial public offering to have a controlling stockholder that is a department of the federal government. Given this relatively unusual circumstance, please include in the Summary a discussion of how potential investors should evaluate how this relationship with the UST has had and may have an impact on your business and operations, including your business strategy and product offerings, financing activities and selection, tenure and compensation of management. Please address, in particular, how the interests of the UST (as a government entity) may differ from those of investors in the initial public offering and how this could result in actions being taken by the company that may not be in the best interests of those investors. Please also revise the first full risk factor on page 18 accordingly.

In response to the Staff’s comment, the Company has added to the Summary section on page 6 of Amendment No. 1 a discussion about the UST’s ownership interest in the Company immediately following the offering. This discussion also includes disclosure that the UST’s ownership interest gives it the ability to exert control, through its power to vote for the election of directors, over various matters and that its interests (as a government entity) may differ from those of the Company’s other stockholders. In addition, the new disclosure in the Summary section notes that GM is subject to various statutory, regulatory and contractual executive compensation restrictions as a result of the UST’s involvement with the Company.

The Company notes the Staff’s specific requests to: (1) include a discussion about how potential investors should evaluate how this relationship with the UST has had and may have an effect on the Company’s business and operations, including its business strategy and product offerings, financing activities and selection, tenure and compensation of management, (2) address, in particular, how the interests of the UST (as a government entity) may differ from those of investors in the offering and how this could result in actions being taken by the Company that may not be in the best interests of those investors and (3) revise the related risk factor disclosure accordingly. The Company believes that additional disclosures and revisions beyond the new disclosure on page 6 of Amendment No. 1 are not necessary for the following reasons.

First, although the UST has owned approximately 60.8% of the Company’s outstanding common stock since the closing of the 363 Sale on July 10, 2009, the Company believes that the UST has not acted in a manner that has affected or influenced the Company’s day-to-day business and operations. In particular, the Company believes that the UST as a stockholder of the Company has generally allowed the Company’s management, under the guidance, direction and supervision of the Company’s Board of Directors (a majority of whom are independent), to manage the Company’s affairs. The Company cannot identify any specific

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significant examples of past actions by the UST as a stockholder of the Company after the closing of the 363 Sale to influence the Company’s business and operations, and the Company believes that it would not be appropriate to speculate about any such specific actions the UST may take in the future. Similarly, other than the fact that the Company is subject to executive compensation limitations due to the UST’s involvement with the Company, the Company cannot identify any specific significant examples of how the UST has acted as a stockholder of the Company after the closing of the 363 Sale in a manner different than one might have expected a non-government entity to have acted, and the Company believes that it would not be appropriate to speculate about any such specific future actions by the UST.

Second, the Company respectfully directs the Staff’s attention to a document entitled “Obama Administration Auto Restructuring Initiative — General Motors Restructuring” that is posted on the White House’s website at http://www.whitehouse.gov/the_press_office/Fact-Sheet-on-Obama-Administration-Auto-Restructuring-Initiative-for-General-Motors/. This document includes the following discussion (italicized emphasis added):

Principles for Managing Ownership Stake

Consistent with the goal of clearly limiting the government’s role as a reluctant equity owner but careful steward of taxpayer resources, the Obama Administration has established four core principles that will guide the government’s management of ownership interests in private firms. These principles will apply to the U.S. government’s equity stake in GM:

•

The government has no desire to own equity stakes in companies any longer than necessary, and will seek to dispose of its ownership interests as soon as practicable. Our goal is to promote strong and viable companies that can quickly be profitable and contribute to economic growth and jobs without government involvement.

•

In exceptional cases where the U.S. government feels it is necessary to respond to a company’s request for substantial assistance, the government will reserve the right to set upfront conditions to protect taxpayers, promote financial stability and encourage growth. When necessary, these conditions may include restructurings similar to that now underway at GM as well as changes to ensure a strong board of directors that selects management with a sound long-term vision to restore their companies to profitability and to end the need for government support as quickly as is practically feasible.

•

After any up-front conditions are in place, the government will protect the taxpayers’ investment by managing its ownership stake in a hands-off, commercial manner. The government will not interfere with or exert control over day-to-day company operations. No government employees will serve on the boards or be employed by these companies.

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•

As a common shareholder, the government will only vote on core governance issues, including the selection of a company’s board of directors and major corporate events or transactions. While protecting taxpayer resources, the government intends to be extremely disciplined as to how it intends to use even these limited rights.

In light of the Company’s actual experience to date with the UST as the holder of a majority of its outstanding common stock and in light of this statement of principles posted to the White House website, the Company believes that additional disclosures and risk factor revisions beyond the new disclosure on page 6 of Amendment No. 1 are not necessary. Furthermore, because of the relatively unusual circumstance of having a department of the federal government as a significant stockholder after the offering, the Company continues to believe that the existing general warnings contained in the risk factor on page 20 of Amendment No. 1 are appropriate because it is conceivable that the UST could in the future act in such a manner if it elects to do so.

5.	Please balance the discussion in your Summary by disclosing that your market share has declined in recent years and that it may continue to decline in light of your continuing restructuring activities and general economic conditions. In this regard, we note disclosure in your risk factor section and MD&A.

In response to the Staff’s comment, the Company has revised its disclosures on pages 3 and 42 of Amendment No. 1 to balance the existing disclosure with the fact that GM and Old GM’s market share has declined in recent years. The Company respectfully advises the Staff that it believes that general economic conditions do not generally have a significant effect on its market share since it believes that the largest OEMs in the industry are similarly affected by such conditions. In addition, the Company believes that its continuing restructuring efforts will not hurt its market share because reducing costs will allow the Company to invest more capital in designing, manufacturing and promoting its vehicles, which the Company expects will help its competitive position.

Our Industry and Market Opportunity, page 2

6.	We note your disclosure in the footnote to the graph that you calculate your market position based upon internal data. Please tell us how you calculated worldwide automobile sales and your market share and position within the markets you discuss on page 3 and elsewhere in the prospectus. To the extent all market share and position disclosure is based on internal data, please clarify that point. Otherwise, please disclose the source of the information that supports your disclosure. In this regard, we note that you sometimes discuss “market share” and in other instances you discuss “market share based on vehicle sales volume in 2009.” If you have a single definition of market share, please revise to clarify this by footnote or other appropriate disclosure.

The Company respectfully advises the Staff that the Company defines market share as GM and Old GM vehicle sales to the ultimate customer as a percentage of industry vehicle sales to the ultimate customer. The Company determines GM and Old GM vehicle and industry vehicle sales by utilizing the best available data sources per country. For markets in North

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America, GM and Old GM vehicle sales are based upon dealer deliveries. Industry data is based on the good faith estimates of management, which in turn is based upon management’s review of internal surveys, independent industry surveys and publications and other publicly available information. For markets outside of North America, management’s good faith estimates of industry data are based upon registration information maintained by governmental authorities, retail sales, wholesale sales, export shipments and estimates where data is not readily available.

In response to the Staff’s comment, the Company has revised its disclosure, including on pages ii, 1 and 3 of Amendment No. 1, to clarify the basis and terminology concerning market share.

7.	To the extent the estimates in this section or elsewhere in the prospectus have changed, please revise to update.

In response to the Staff’s comment, the Company has updated the estimates in Amendment No. 1, as appropriate, to the extent the estimates have changed. The Company also respectfully advises the Staff that it will update the estimates in any future Registration Statement amendment filings, as appropriate, to the extent such estimates change in the future.

Our Competitive Strengths, page 3

8.	Reference is made to the fifth bullet on page 3. Please provide us with substantiation for the statement that you “would have achieved breakeven with annual U.S. industry sales of approximately 10.5 to 11.0 million vehicles.”

The Company respectfully advises the Staff that its belief that GM would have achieved breakeven with annual U.S. industry sales of approximately 10.5 to 11.0 million vehicles is based upon the following analysis. GMNA’s reported earnings before interest and taxes (“EBIT”) for the three months ended June 30, 2010 was $1.6 billion with U.S. industry volume at 11.5 million units (annualized). Reported EBIT was adjusted to a “normalized” level of $1.2 billion primarily reflecting the removal of favorable lease residual and foreign currency translation adjustments. The development of a precise breakeven point requires the use of assumptions because GMNA’s profitability varies depending on multiple factors, including the mix of vehicles (e.g., trucks are generally more profitable than cars) and the level of sales incentives, which varies greatly. However, the Company assumed that variable profit per unit would remain at the existing levels of the three months ended June 30, 2010 (reflecting recent vehicle mix, country mix, option mix, material cost, etc.) and that any reduction to industry volume would affect GMNA volumes relative to its recent market share. Given those assumptions, results for the three months ended June 30, 2010 reflected a breakeven at U.S. industry sales volume of 10.7 million units. Given the dependency on factors that will vary from period to period, the Company believes the disclosure of breakeven with annual U.S. industry sales of approximately 10.5 to 11.0 million units is appropriate.

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The calculation for GMNA breakeven is provided below:

Three Months Ended June 30, 2010 (Dollars in billions)
As Reported EBIT	1.6
Normalizing Adjustments	(0.4)

Adjusted EBIT	1.2

Three Months Ended June 30, 2010 U.S. Industry Volume (Volume in millions)
Annualized U.S. Industry Volume	11.5
Reduction in Industry Volume that Reduces Adjusted EBIT to $0 (a)	(0.8)

Breakeven U.S. Industry Volume	10.7

(a)	Utilizing GM market share of 19.4% and variable profit per vehicle of approximately $8,000.

Sell our vehicles globally, page 5

9.	Refer to the last bullet under this subheading. We are confused by your use of the term “non-prime.” If by “non-prime” you are referring to “sub-prime” financing, please revise to so state. If “non-prime” means something else, revise to briefly define. We note, in this regard, that AmeriCredit uses the term “sub-prime” to describe its financing business in its most recent Annual Report on Form 10-K.

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to substitute the term “sub-prime” for all uses of the term “non-prime.”

The Offering, page 7

10.	Please revise the last paragraph on page 9 to quantify the number of common shares issuable upon conversion of shares of Series B preferred stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Amendment No. 1 to quantify the maximum number of common shares issuable upon conversion of shares of Series B preferred stock.

Risk Factors, page 13

General

11.	Certain of the subcaptions in this section do not adequately describe the risk to the company. We note, for example, the second risk factor on page 13, the first full risk factor on page 14, and the second full risk factor on page 23. Please revise accordingly.

In response to the Staff’s comment, the Company has revised several of the subcaptions in the Risk Factors section, as appropriate. Please refer to the second and third risk factors on page 14, the first full risk factor on page 15, the second full risk factor on page 16, the third risk factor on page 17 and the last risk factor on page 25 of Amendment No. 1.

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Inadequate cash flow could materially adversely affect our business operations, page 15

12.	Please revise this risk factor to specifically address each of your substantial liquidity requirements on an individual basis, in each case providing quantitative and qualitative disclosure as appropriate. Please also revise the subcaption to describe the liquidity risk with greater specificity.

In response to the Staff’s comment, the Company has revised the risk factor on page 16 of Amendment No. 1 to address each of the Company’s known material future uses of cash on an individual basis and to provide quantitative and qualitative disclosure as appropriate. The Company has also revised the subcaption to describe the liquidity risk with greater specificity.

Our U.S. defined benefit pension plans are currently underfunded, page 16

13.	You state in the subcaption that your pension funding obligations may increase significantly due to weak performance of financial markets. Please revise the subcaption and the risk factor discussion to also address the risks related to the investment decisions and types of investments that make up the plan assets.

In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Amendment No. 1.

If adequate financing on acceptable terms is not available through Ally Financial, page 17

14.	If there is a risk that offering financing through AmeriCredit could negatively affect your relationship with Ally Financial, please revise this risk factor to describe that risk. Also disclose whether there is a risk to you because AmeriCredit provides financing to competing auto companies.

The Company respectfully submits that the Company does not believe that it faces a material risk that offering financing through AmeriCredit could negatively affect its relationship with Ally Financial. The Company expects that its acquisition of AmeriCredit will enable the Company to provide additional leasing and sub-prime financing options to customers, and these financing options are not areas in which Ally Financial has historically competed to a significant extent. In addition, the Company respectfully submits that it does not believe that it faces a material risk as a result of AmeriCredit providing financing to competing automotive companies because it believes that the additional vehicle sales the Company will generate from its ownership of AmeriCredit significantly offsets any downside chance that AmeriCredit might lose financing business from those other automotive companies. Therefore, the Company believes that no revision or additional disclosure in response to the Staff’s comment is necessary.

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15.	If increasing your reliance on non-prime financing of your customers creates a material risk, please add a risk factor.

The Company respectfully submits that the Company does not believe that the potential risk identified in the comment is material to the Company. The Company believes that sales to customers that utilize sub-prime financing will continue to represent a relatively small portion of the Company’s vehicle sales. Furthermore, the Company expects that facilitating sub-prime financing will expand its market penetration among customers who rely on sub-prime financing to purchase new vehicles, resulting in greater demand for GM vehicles and increased Company revenues, and that this increased revenue stream would significantly offset any incremental risk to the Company from providing sub-prime financing. Therefore, the Company believes that no additional disclosure in response to the Staff’s comment is necessary.

16.	We note that while you have recently reduced your ownership interest in Ally Financial, it appears that you continue to be substantially dependent on Ally Financial to provide financing to your customers and dealers. Please expand your discussion of the risks to you associated with developments in the business and financial condition of Ally Financial.

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 1 to identify a number of additional factors that could negatively affect Ally Financial’s business and financial condition and therefore its ability to provide adequate financing at competitive rates.

17.	Please address the risks of failing to develop your own captive financing unit as a separate risk factor.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 19 of Amendment No. 1 to address as a separate risk factor the risks of failing to develop its own captive financing unit.

Use of Proceeds, page 31

18.	You state that you intend to use the net proceeds from the Series B preferred stock offering for general corporate purposes. To the extent possible, please discuss your plans more specifically. If you intend to use any of the proceeds to pay down your debt or fund your pension obligations, please revise accordingly.

In response to the Staff’s comment, the Company added disclosure on pages 8, 33 and A-7 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition, page 37

19.	We note the reference in the introductory language in this section to an “agreement with the SEC Staff.” To the extent you are referring to the July 9, 2009 no-action letter to Motors Liquidation Company, please revise to clarify that the no-action letter is the “agreement” with the staff.

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In response to the Staff’s comment, the Company has revised its disclosure on pages 39, F-11 and F-173 of Amendment No. 1 to clarify that the no-action letter is the referenced agreement with the Staff.

20.	We note the disclosure on pages 74, 154, and elsewhere, that you conduct business in Latin America, Africa, and the Middle East, regions that are generally understood to include Cuba, Sudan, Syria, and Iran. Further, on your website, you identify your dealerships in Syria. In addition, it appears from publicly-available information that certain Opel models with diesel engines manufactured by your majority-owned joint venture, Isuzu Motors Polska, are being sold by the Opel official representative in Iran. As you know, Cuba, Sudan, Syria, and Iran are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Cuba, Sudan, Syria, or Iran.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, Syria, and/or Iran, whether through subsidiaries, distributors, dealers, or other direct or indirect arrangements, since the Old GM letter to us dated March 5, 2007. Your response should describe the products, services, or technology that you have provided into Cuba, Sudan, Syria, or Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company respectfully advises the Staff that the Company has had no contacts or business relationships with Cuba, Sudan, Syria or Iran, whether through subsidiaries, distributors, dealers or other direct or indirect arrangements, except for the minimal contacts identified below and the non-material business relationships with independent vehicle dealers in Syria also described below. The Company does not believe that any of the matters identified below should be considered doing business or maintaining any material relationships with these countries. Furthermore, the Company respectfully advises the Staff that the Company has had no agreements, commercial arrangements or other contacts with the governments of Cuba, Iran, Syria or Sudan, or entities controlled by those governments.

Cuba

The Company holds registered trademarks in Cuba as part of a Company program to protect its trademarks globally.

Sudan

Subsidiaries of the Company occasionally receive inquiries from third parties about the possibility of doing business in Sudan. None of these contacts have been initiated by an entity related to the Company, and these requests are declined on the advice of the Company’s Legal Staff and the Company’s Office of Export Compliance.

The Company holds registered trademarks in Sudan as part of a Company program to protect its trademarks globally.

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In response to recent changes in U.S. sanctions on Sudan, the Company’s management has begun an evaluation of the feasibility of doing business in Southern Sudan. This study is on-going, and no decisions or plans have been made to pursue business in Southern Sudan. If the Company decides to begin doing business in Southern Sudan, the Company would carefully design and monitor any program to ensure compliance with all applicable regulatory restrictions and requirements.

Syria

The Company holds registered trademarks in Syria as part of a Company program to protect its trademarks globally.

Neither the Company nor any of its direct or indirect subsidiaries makes retail sales or has any operations, employees or assets in Syria. The Company maintains relationships with two independent dealers in Syria, Intraco Trading and Karkour (collectively, the “Dealers”). The Dealers are authorized to sell vehicles in Syria produced by foreign subsidiaries of the Company under sales and service agreements issued by foreign subsidiaries of the Company. In addition, a foreign subsidiary of the Company sells service parts to the Dealers for vehicle repair in Syria. The Company believes that the items sold into Syria by the Company or its subsidiaries or sold directly to the Dealers, including passenger vehicles, service parts and service information, are under the 10% de minimis content threshold established by the U.S. Commerce Department. Such sales are not otherwise subject to U.S. jurisdiction and therefore are not subject to the U.S. Commerce Department restrictions on Syria. The Company has no ownership interest in either of the Dealers or affiliations with them other than the dealership arrangements. The Company does not have any plans to expand its contacts with Syria beyond these relationships.

The Company’s sales to its Dealers in Syria are a non-material portion of the Company’s global sales. In the time period from July 10, 2009 through June 30, 2010, certain of the Company’s foreign subsidiaries sold approximately 3,817 vehicles into Syria, which was approximately 0.047% of all vehicles sold by the Company and its subsidiaries, taken as a whole, during that time period.

In addition, the Company does not believe that there is a qualitative basis for finding that its sales into Syria are material to the Company or to potential investors. The Company actively monitors these sales to ensure that they are made in compliance with the requirements of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.

The Company recognizes that various state and municipal governments, universities, and other investors have proposed or adopted divestment statutes or initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. The Company does not believe that sales by the Company’s foreign subsidiaries into Syria would create an obstacle to investing under such statutes or initiatives. The Company will continue to monitor any investor concern regarding companies that have a small amount of sales into such countries but do not have assets or employees in such countries and who do

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not conduct business with the governments of such countries. To the Company’s knowledge, the Company has not been contacted by any person with concerns or inquiries about the Company’s sales into Syria.

At the current time, given the extremely small amount of Company business involving Syrian entities, the Company’s safeguards for regulatory compliance, the absence of Company sales to the Syrian government, and the absence of contact from persons concerned about the Company’s business involving Syrian entities, the Company believes that its sales into Syria are not material to the Company’s operations, financial results or reputation, do not present a material investment risk, and are not reasonably likely to have any material impact on its reputation or market value.

Iran

Subsidiaries of the Company occasionally receive inquiries from third parties about the possibility of doing business in Iran. None of these contacts have been initiated by an entity related to the Company, and these requests are declined on the advice of the Company’s Legal Staff and the Company’s Office of Export Compliance.

The Company holds registered trademarks in Iran as part of a Company program to protect its trademarks globally.

The Company also respectfully advises the Staff that neither the Company nor any of its subsidiaries or affiliates have any business relationship with Iran for the sale of Company brands, including Opel. The Company respectfully submits that, after receiving the Staff’s comment that “it appears from publicly-available information that certain Opel models … are being sold by the Opel official representative in Iran,” the Company conducted an internet search and found an entity, Rah o Pol Diana Co., representing itself as the “Opel representative in Iran.” See www.opeliran.com/resellers.asp. Rah o Pol Diana Co. is not an authorized representative of the Company or Opel, is not owned or controlled by the Company or Opel, and has no contractual relationship with the Company or Opel. Neither the Company nor Opel has had any communication with this entity.

[***]

21.	Please discuss the materiality of your contacts with Cuba, Sudan, Syria, and/or Iran and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for you and for Old GM for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.

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As described in the response to comment 20 above, the Company has no material contacts with Cuba, Iran or Sudan. The Company does not believe that its relationships with the Dealers in Syria are material and does not believe that they present a material investment risk to potential investors on either a quantitative or qualitative basis. The Company respectfully directs the Staff to the response to comment 20 above for additional information.

22.	We note the emphasis you place on the breakeven point for GMNA. Please explain the importance of this metric to you.

The Company respectfully advises the Staff that the Company believes that the breakeven point is a critical metric that provides an indication of GMNA’s cost structure and operating leverage. For many years, GM and Old GM’s high cost structure in GMNA relative to its revenue resulted in significant losses over a long period of time. The cost reduction that has taken place over a number of years, coupled with improved revenue, has significantly improved GMNA’s profitability. The metric is an indicator of GMNA’s potential operating leverage in periods where U.S. vehicle sales volumes are above the breakeven level.

Portfolio of high-quality vehicles, page 40

23.	We note the risk factor on page 13 and press reports regarding negative public perception of your products. Please expand your discussion of the efforts you have taken to counter this perception. Revise your Summary section in this manner as well. To the extent that negative perceptions of vehicle quality, your bankruptcy, and your status as a TARP recipient represent discrete risks, please revise your risk factor disclosure accordingly.

The Company respectfully submits that the Company believes that the existing disclosure about the Company’s portfolio of high-quality vehicles on pages 3 and 43 and about the Company’s strategy to deliver quality products on pages 5 and 45 of Amendment No. 1 already encapsulates the efforts the Company has taken to counter any negative public perception of its products. Those efforts are manifested in its vision to design, build and sell the world’s best vehicles, which has resulted in, among other things, the successful recent vehicle launches and the vehicle quality awards from around the world noted on pages 3 and 43 of Amendment No. 1. In response to the Staff’s comment about the Risk Factor disclosure, the Company has revised its disclosure in the Risk Factors section on page 14 of Amendment No. 1 to identify Old GM’s bankruptcy and the Company’s status as a TARP aid recipient as elements of the Company’s risk of negative public perception.

Strong leadership team with focused direction, page 41

24.	Please balance the discussion in this bullet with your risk factor disclosure that several key executives lack auto industry experience and the significant management changes since spring 2009. Revise your Summary section in this manner as well.

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In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1. The Company has revised the Summary section on page 4 of Amendment No. 1 to reflect these changes as well.

Other cost reduction and restructuring actions, page 47

25.	Please discuss how your plans have changed from those contemplated by the Revised Viability Plan and the reasons for such changes. To the extent particular objectives are still in place, please discuss your performance as compared to the stated goals.

In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to include updates on its plans and the status of its cost reduction measures as contemplated by the Revised Viability Plan.

Opel/Vauxhall Restructuring Activities, page 53

26.	Please revise the first paragraph after the bullets to clarify the additional amount you expect to provide toward restructuring Opel/Vauxhall.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Amendment No. 1 to include the additional amount the Company expects to provide toward restructuring Opel/Vauxhall.

Investment in Ally Financial, page 57

27.	We note the disclosure on page 17 that Ally Financial (formerly GMAC) has provided most of the financing for your dealers and a significant amount of financing for your customers. Accordingly, please expand the disclosure with respect to your investment in Ally Financial. In this regard, we suggest you present a table summarizing the percentage effect on your ownership of the transactions, including the November 2006 sale of a 51% controlling interest as well as the transactions described on page 59, that resulted in your current ownership of 16.6% of the common stock of Ally Financial, of which 6.7% is held directly and 9.9% is held in an independent trust. We suggest you show your direct ownership in a separate column from the interest held in an independent trust. A presentation using this two-column approach could be utilized to explain that, although your combined post-2006 ownership interest in Ally Financial increased from 49% to 59.9% in early 2009, your direct ownership (excluding the interest held in an independent trust) remained at 49% and, as a result, you continued to account for your interest in Ally Financial under the equity method.

The Company acknowledges the Staff’s request to expand the Company’s disclosure regarding its equity ownership structure in Ally Financial on page 60 of Amendment No. 1 including a table showing the ownership interest.

The Company respectfully submits that it does not believe that the table as suggested would clearly convey the rationale as to why the Company concluded that it should not consolidate Ally Financial. As noted in Note 16 to the Company’s audited consolidated financial

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statements, GM and Old GM concluded that Ally Financial was a variable interest entity (“VIE”) for which GM and Old GM were not the primary beneficiary. Because GM and Old GM continued to consolidate the independent trust, the entire 59% ownership in Ally Financial’s common equity was incorporated into the consolidation analysis.

Accordingly, the Company believes that providing the details regarding what ownership percentage remained in the trust and what the Company retained through direct ownership would not be meaningful, particularly to understanding why the Company concluded that the equity method of accounting remained appropriate.

Rather than including the table suggested by the Staff, the Company has clarified its disclosure concerning its accounting for Ally Financial with a cross-reference on page 60 of Amendment No. 1 to Note 10 and Note 16 of the Company’s audited consolidated financial statements.

Please refer to the response to comment 28 below for additional discussion of the Company’s revised disclosures regarding the accounting treatment of Ally Financial.

28.	In addition, please clarify your disclosure here, and in Note 10 to your financial statements, to explain why you began to account for your investment in Ally Financial using the cost method when Ally Financial converted its status to a C corporation effective June 30, 2009, rather than earlier when your direct ownership was reduced to 9.9% by placing 14.6% of your then-24.5% ownership into an independent trust. In your response, specifically address:

•	How you were able to continue to exercise significant influence over Ally Financial after your direct ownership was reduced to 9.9%; and

•

Why its conversion into a C corporation caused you to no longer be able to exercise significant influence over Ally Financial in light of the disclosure on page F-50 that, in connection with the conversion into a C corporation, each unit of each class of membership interests was converted into shares of capital stock with substantially the same rights and preferences as such membership interests.

The Company respectfully advises the Staff that prior to the conversion by Ally Financial, which had historically been a limited liability company (“LLC”), to C corporation status, Old GM analyzed its membership interests in GMAC under the provisions of ASC 323-30-35-3. Under the LLC governing documents, Ally Financial maintained specific ownership accounts. Therefore, Old GM was required to account for its investment in Ally Financial in a manner similar to an investment in a limited partnership. ASC 970-323-25-6 requires investments in limited partnerships that would not require consolidation through a controlling interest to be accounted for under the equity method unless the investment was so minor that the interest holder would have virtually no influence. The Staff clarified this provision in ASC 323-30-S99-1. The Staff also indicated that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

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Prior to Ally Financial’s conversion to C corporation status, the lowest percentage of total membership interests of Ally Financial that Old GM held outside the trust was 9.9%, which was two to three times the minimal range for equity method accounting. Furthermore, given Old GM’s ongoing commercial and membership relationship with Ally Financial, Old GM did not believe that it could conclude that Old GM had virtually no influence over Ally Financial. As such, Old GM applied the equity method of accounting.

When Ally Financial converted from an LLC to a C corporation, Old GM’s investment no longer qualified for treatment under the limited partnership accounting rules and reverted to the significant influence guidance in ASC 323. When applying this guidance to Old GM’s investment in Ally Financial, as well as the agreements that underpin Old GM’s ongoing commercial and stockholder relationship with Ally Financial, Old GM determined that it did not, and is contractually precluded from, exercising significant influence and therefore concluded that the cost method of accounting was appropriate.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement, including on pages 60 and F-53 of Amendment No. 1, to clarify the Company’s accounting treatment for Ally Financial.

Job Security Programs, page 61

29.	Please explain the significance of the JOBS Program suspension. In addition, please discuss whether there is a possibility that program will be reinstated.

The Company respectfully advises the Staff that Old GM’s 2007 collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) provided that an employee idled on an other than temporary basis for more than 48 weeks was eligible for up to an additional two years of benefits, commonly referred to as the Job Opportunity Bank (the “JOBS Program”) provision. Under the JOBS Program, Old GM was required to continue providing to all inactive UAW-represented employees with at least one year of service nearly full wages and full benefits when idling, consolidating or closing facilities.

Under the UST Loan Agreement, Old GM was required to satisfy certain financial covenants, such as an obligation for Old GM to submit a restructuring plan including rationalization of costs and specific Labor Modifications (as defined in that agreement) that are competitive in the U.S. marketplace. Labor Modifications included Severance Rationalization, defined as the elimination of the payment of any compensation or benefits to U.S. employees that have been fired, laid-off, furloughed, or idled, other than customary severance pay.

In May 2009, Old GM and the UAW entered into a broad agreement which was required to meet competitive cost benchmarks and the expectations of the U.S. government for significant further reductions in the Company’s longer term liabilities. As a result, Old GM received the required certification from the Auto Task Force that it had satisfied the Labor Modifications requirements to achieve compensation and work rules competitive with Nissan, Honda or Toyota by December 31, 2009.

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One of the significant addendums to the May 2009 agreement was that the JOBS Program was suspended and modifications were made to ongoing job security and severance programs. This resulted in the providing of reduced wages and benefits for a shorter duration than the benefits previously provided. Further, the duration of benefits is now tiered based on an employee’s years of service. This has narrowed the labor cost competitive gap with GM’s U.S. competitors, including transplant automakers.

Regarding the Staff’s question as to whether there is a possibility that the program will be reinstated, the Company respectfully submits that the program is potentially subject to future negotiations and could potentially be reinstated. However, the addendum to the May 2009 agreement includes language that allows GM to seek arbitration in 2011 bargaining if GM does not maintain an all-in hourly labor cost comparable to its U.S. competitors, including transplant automakers. The Company believes that reinstatement of the JOBS Program would result in a competitive disadvantage, and therefore, management believes that the possibility of reinstatement is remote.

Consolidated Results of Operations, page 63

30.	We believe you could enhance your presentation of period-to-period comparisons by providing a table, for each line item such as net sales and revenues, cost of sales, interest expense, etc., summarizing the amounts contributed by each segment to your consolidated results. This enhanced presentation would allow the reader to see the relative contribution of each segment to your consolidated results with an explanation of the larger period-to-period changes, followed by a more detailed explanation of period-to-period changes within the separate discussions of each segment’s results of operations. Please revise.

The Company respectfully advises the Staff that management measures the business by monitoring Net sales and revenue and EBIT on a consolidated and segment basis. The Company does believe that including information on a consolidated and segment basis for Net sales and revenue and EBIT facilitates comparisons on a period-to-period basis and to GM’s competitors. Accordingly, in response to the Staff’s comment, the Company has revised its disclosure on pages 68, 72 and 76 of Amendment No. 1 to include tables summarizing the amounts contributed by each segment for Net sales and revenue and has revised its disclosure on page 68 of Amendment No. 1 to include enhanced segment presentation of EBIT.

The Company respectfully submits, however, that management does not measure the business by monitoring additional financial statement line items, such as Cost of sales or Selling, general and administrative expense on a consolidated or segment-by-segment basis. The Company believes that the EBIT information is sufficient to understand the profitability comparison of the Company’s segment to the consolidated total. The Company does not believe that tables with information on a segment-by-segment basis would provide a potential investor the incremental ability to understand its business activities.

The Company respectfully advises the Staff that, as disclosed on page 64 of Amendment No. 1, due to Old GM’s bankruptcy and the adoption of fresh-start reporting on July 10, 2009, the

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only line item which is comparable at June 30, 2010 is Total Net Sales and Revenue. Accordingly, the Company’s analysis of revenue in MD&A does provide an analysis of period-to-period changes. Other line items will not be comparable until the three months ending September 30, 2010.

31.	We believe your discussion and analysis of cost of sales could be enhanced by providing disclosure with respect to the major components within your cost of sales. Please revise.

The Company respectfully submits that it does not believe that providing disclosure with respect to the major components of Cost of sales would enhance MD&A. The Company respectfully advises the Staff that Cost of sales is principally affected by the volume of vehicles sold, which is presented in tabular format within MD&A, with further detail of individually significant increases or decreases by country provided as an introduction to the discussion of Total net sales and revenue. To the extent that they affect EBIT, the Company discusses significant items within Cost of sales that are unusual or non-recurring in nature, such as restructuring and impairment charges and the effect of changes in foreign currency exchange rates. A narrative of the components of Costs of Sales is disclosed on page 64 of Amendment No. 1.

32.	Please tell us what consideration you gave to providing disclosure within MD&A of fleet sales and how such sales affect your results of operations. In this regard, we note your disclosure on page 148 that certain fleet transactions, particularly daily rentals, are generally less profitable than retail sales.

The Company respectfully submits that in order to address the issue of fleet sales, it is important to put into context the specific effect of daily rental sales. As noted in the disclosure on page 150 of Amendment No. 1, in the six months ended June 30, 2010, fleet sales were 21.1% of GM’s global vehicle sales (units) and 32.3% of sales in the U.S. The Company also disclosed U.S. daily rental sales of 245,000 units. Of those 245,000 units, 108,000 were sales to daily rental car companies with guaranteed repurchase obligations and were accounted for as operating leases. The remaining 137,000 units that were sold to daily rental car companies qualified as sales under U.S. GAAP as there was no repurchase obligation. Similarly, the “Other fleet sales” (i.e., commercial or government sales) qualified as sales. In summary, only 10% of the U.S. vehicle sales during this period were sold with a repurchase obligation and accounted for as operating leases. Revenue is recognized for those vehicles at the time the vehicles are sold at auction. During the six months ended June 30, 2010, GMNA recorded auction proceeds of $1.7 billion in revenue, which is 4% of GMNA’s revenue for that period. On a global basis, the relationship is less than 4%.

The Company has revised its disclosure on page 150 of Amendment No. 1 to clarify that a significant portion of the sales to daily rental car companies are recorded as operating leases.

With respect to potential disclosure in MD&A regarding the effect of fleet sales on the results of operations, the Company respectfully submits that if a change in the fleet business were to drive a significant variance in the period-over-period results, the Company would disclose that fact in MD&A. The Company believes that the current disclosure, which states “Certain fleet transactions, particularly daily rental, are generally less profitable than retail sales,” continues to be appropriate.

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Vehicle Sales and Production Volume, page 64

33.	We note that, in MD&A, you present total worldwide vehicle sales for the industry as well as market share information. This same information is also included in the Business section of your filing. With respect to your MD&A, we believe you should discuss only the information that correlates to your financial results. Accordingly, please revise your MD&A to remove the worldwide totals and the amounts for the industry as a whole.

In response to the Staff’s comment, the Company has revised its disclosure to remove industry information, as appropriate, from MD&A in Amendment No. 1.

34.	We note the table presenting vehicle sales includes amounts related to SGM, SGMW and FAW-GM in China and HKJV in India. Similarly, the table on page 90, which shows vehicle sales for your GMIO segment, includes the same amounts. However, the net sales and revenue generated by these joint ventures are not consolidated and, as a result, the vehicle sales data presented does not appear to correlate to your financial results. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 67 and 93 of Amendment No. 1. The Company acknowledges that the net sales and revenue from SGM, SGMW, FAW-GM and HKJV joint venture sales are not consolidated. However, China and India represent two of the Company’s markets recently experiencing significant growth, and the Company expects such growth to continue in the future. Therefore, the Company believes that vehicles sales from these joint ventures are of interest to potential investors and that the revised disclosures are appropriate.

35.	Please explain to us why you present both production volume and vehicle sales data in MD&A. It appears that only the vehicle sales data would be relevant to analyzing the period-to-period comparisons of your net sales and revenue.

The Company respectfully submits that it believes that production volume and vehicle sales data are of interest to potential investors and facilitate comparisons with the Company’s competitors. Production volumes of the Company’s assembly facilities are generally aligned with current period Total net sales and revenue, as the Company generally recognizes revenue upon the release of the vehicle to the carrier responsible for transporting it to a dealer, which is shortly after the completion of production. However, there are certain exceptions to this, primarily sales to certain daily rental car companies, which are accounted for as operating leases.

Vehicle sales data, which represents sales from dealers to the ultimate customer, does not correlate directly to the revenue recognized during the period. However, vehicle sales data is indicative of the underlying demand for GM vehicles and is the basis for the Company’s market share. The Company believes that vehicle sales data and market share data are both important metrics used by potential investors in evaluating GM against its competitors.

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The Company has revised its disclosure on page 66 of Amendment No. 1 to clarify its presentation of production volume and vehicle sales data.

36.	In the tables summarizing vehicle sales on pages 64 and 65, you indicate that vehicle sales represent sales to the ultimate customer. Based on your disclosures in the Business section of your filing, however, it appears you included fleet sales, which include vehicle sales to daily rental car companies. Since fleet sales are generally recorded as operating leases under U.S. GAAP with no immediate recognition of revenue, it is unclear whether or not the vehicle sales figures in your MD&A correlate to your financial results with respect to fleet sales. Please advise.

The Company respectfully advises the Staff that, as noted in the response to comment 35 above, vehicle sales data represents sales from dealers to the ultimate customer, and does not correlate directly to the revenue recognized during the period. Rather, vehicle sales data is indicative of the underlying demand for GM vehicles and is the basis for GM’s market share. Consistent with industry practice, vehicle sales data (both industry unit sales and market share) includes sales to fleets and daily rental car companies. The Company believes that the inclusion of such fleet sales is consistent with the purpose for which this metric is used, that is, as an indication of demand for GM vehicles.

The Company has revised its disclosure throughout the Registration Statement, including on pages 66 and 67 of Amendment No. 1, to clarify that certain fleet sales that are accounted for as operating leases are included in vehicle sales.

Segment Results of Operations

GM North America

Vehicle Sales and Production Volume, page 83

37.	In light of your management initiatives regarding brand rationalization, as described on page 53, we suggest you supplement the tables summarizing vehicle sales shown on page 84 with additional tables that summarize GMNA’s vehicle sales by brand. These supplemental tables would facilitate analysis of sales trends and show the historical contribution of the brands that have been discontinued or sold. Please revise.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 87 of Amendment No. 1 with an additional table that summarizes GMNA’s vehicle sales by brand in order to facilitate analysis of sales trends and to show the historical contribution of brands that have been discontinued or sold.

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Liquidity and Capital Resources

VEBA Assets, page 108

38.	We note your disclosure that, under the terms of the 2009 Revised UAW Settlement Agreement, you are released from UAW retiree health care claims incurred after December 31, 2009. Please tell us what consideration you gave to disclosing the risk that future negotiations with the UAW may include the possibility of additional contributions to the New VEBA. In this regard, we note that:

•	Significant modifications to your obligations to the New VEBA have occurred in the past;

•	The UAW represents a significant portion of your workforce;

•	Your current collective bargaining agreement with the UAW expires in September 2011; and

•	The sale of a substantial amount of the UST’s ownership interest could result in the New VEBA becoming your largest shareholder.

The Company respectfully advises that Staff that GM considered disclosing a risk that future negotiations with the UAW may include the possibility of additional contributions to the New VEBA. However, the Company concluded that such a disclosure was not warranted because the provisions of the UAW Retiree Settlement Agreement dated July 10, 2009 included terms that provide a complete release of GM from UAW retiree health care claims incurred after December 31, 2009 for all UAW GM retirees, active employees and their spouses and dependents that are covered by the terms of the UAW Retiree Settlement Agreement. After that date, neither GM nor any other GM entity or benefit plan is obligated to pay future retiree medical benefits to the Class and the Covered Group (as those terms are defined in the UAW Retiree Settlement Agreement). The UAW Retiree Settlement Agreement also provides that no further bargaining for additional funding may occur, and, if such a request were to be made, the Company would refuse to provide any additional contributions, in accordance with the UAW Retiree Settlement Agreement. Additionally, GM’s obligations to the New Plan and the New VEBA are limited to the payments and contributions provided for in the UAW Retiree Settlement Agreement, which is unilaterally irrevocable (i.e., binding to all parties and cannot be unilaterally changed).

The agreement states, in part:

“Retiree Medical Benefits. The term “Retiree Medical Benefits” shall mean all postretirement medical benefits, including but not limited to hospital surgical medical, prescription drug, vision, dental, hearing aid and the $76.20 Special Benefit related to Medicare.”

“This Settlement Agreement recognizes and approves on the basis set forth herein:

(vi) that all claims for Retiree Medical Benefits incurred after the Implementation Date by the Class and the Covered Group, including but not limited to COBRA continuation coverage where such election is or had been made on or after retirement and any coverage provided on a self-paid basis in retirement, shall be solely the responsibility and liability of the New Plan and the New VEBA;

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(x) that New Co’s obligation to pay into the New VEBA is fixed and capped as described herein;”

Section 14 of the agreement states (emphasis added):

“The UAW, the Class and the Covered Group may not negotiate any increase of New Co’s funding or payment obligations set out herein. The UAW, acting on its own behalf and as the authorized representative of the Class and the Covered Group, also agrees not to seek to obligate New Co to: (i) provide any additional payments to the New VEBA other than those specifically required by this Settlement Agreement; (ii) make any other payments for the purpose of providing Retiree Medical Benefits to the Class or the Covered Group; or (iii) provide or assume the cost of Retiree Medical Benefits for the Class or the Covered Group through any other means. Provided that, the UAW may propose that New Co Active Employees be permitted to make contributions to the New VEBA of amounts otherwise payable in profit sharing, COLA, wages and/or signing bonuses, if not prohibited by law.”

As a result of the discussion above, the Company respectfully submits that it has determined that it is not necessary to disclose a risk related to future negotiations regarding additional contributions to the New VEBA as the Company believes that the probability of such an occurrence is remote.

Defined Benefit Pension Plan Contributions, page 117

39.	We note the disclosure regarding the underfunded status of your pension plans. We also note the disclosure on page 121 regarding projected future contributions to your pension plans. Please address the implications of your inability or election not to fund the required contributions or otherwise meet your pension plan obligations. Please revise your risk factor disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure in the risk factor beginning on page 18 of Amendment No. 1.

Contractual Obligations and Other Long-Term Liabilities, page 119

40.	On page 121, you discuss projections of future contributions to your U.S. qualified pension plans assuming they earn the expected return of 8.5% in the future. Please add a sensitivity analysis to disclose how much your potential contributions could increase in the event your pension plans earn less than the expected 8.5% return.

In response to the Staff’s comment, the Company has revised its disclosure on page 123 of Amendment No. 1.

41.	In addition, consider the need to add a sensitivity analysis regarding other assumptions, such as funding interest rate or discount rate, as applicable, which could increase the projected contributions to your pension plans.

In response to the Staff’s comment, the Company has revised its disclosure on page 123 of Amendment No. 1.

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Critical Accounting Policies

Pensions, page 128

42.	We note that you used level 3 inputs to arrive at the fair value of a significant portion of your pension assets. In this regard, it appears that assumptions you used to arrive at the fair value of your plan assets involve a certain amount of subjectivity. As such, please disclose the nature of the level 3 inputs used to arrive at the fair value of your pension assets, including those assumptions subject to volatility or change, along with a corresponding sensitivity analysis, as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 133 of Amendment No. 1 to provide additional disclosure regarding the nature of the inputs used to arrive at the fair value of the Company’s pension assets, including those assets classified as Level 3 in the fair value hierarchy.

The Company respectfully advises the Staff that over 80% of the pension assets classified as Level 3 fair value measurements were valued pursuant to ASC 820-10-35-59, which permits companies to measure the fair value of investments in certain entities at net asset value per share (“NAV”). Pursuant to ASC 820-10-35-58, due to the Company’s inability to redeem its entire investment with the investee at the NAV at the measurement date, the Company classified these investments as Level 3 fair value measurements. These investments primarily include funds such as real estate, private equity, bank notes, private debt and hedge funds. Because the Company is applying the practical expedient to use NAV as fair value pursuant to ASC 820-10-35-59, there are no discrete inputs to the Level 3 fair value measurements upon which the Company could perform a sensitivity analysis.

The Company respectfully directs the Staff to the response to comment 60 below for additional disclosures regarding inputs to the Company’s pension plan asset valuations.

Business, page 144

Hybrid and Plug-In Electric Vehicles, page 152

43.	Please balance your disclosure regarding the Chevrolet Volt to set forth the challenges presented by this type of vehicle. We note, in this regard, the risk factor disclosure about the commercial viability of the battery technology on page 19.

In response to the Staff’s comment, the Company has revised its disclosure on page 154 of Amendment No. 1 to include additional language concerning the commercial viability of such technology.

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Agreements with the UST, EDC and New VEBA, page 166

44.	We note that Section 5.27 of the UST Credit Agreement requires you to exercise your best efforts to meet at least ninety percent of certain production levels during the life of the agreement. We also note that, as this is a TARP Covenant, under the agreement Treasury may seek specific performance if the covenant is breached. Please disclose the material terms of this covenant. Also, please disclose other material TARP Covenants. Finally, please add risk factor disclosure, including the risk that the UST may require you to meet certain production levels.

In response to the Staff’s comment, the Company has revised page 169 of Amendment No. 1 to disclose the material terms of Section 5.27 of the UST Credit Agreement that survive repayment of the UST Loans. In response to the Staff’s comment, the Company has also added additional risk factor disclosure on page 21 of Amendment No. 1.

Corporate Governance, page 181

45.	We note your disclosure regarding the combined role of Chairman and CEO and why you believe this is an appropriate leadership structure for you. Please revise to briefly describe why you have separated the roles of Chairman and CEO for the period between September 1 and December 31, 2010 and what impact, if any, this may have on you.

In response to the Staff’s comment, the Company has revised its disclosure on page 183 of Amendment No. 1 to include additional disclosure concerning the separation of the roles of Chairman and CEO for the period between September 1 and December 31, 2010.

Executive Compensation, page 190

46.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company respectfully advises the Staff that the Company did not include any disclosure in response to Item 402(s) of Regulation S-K as GM’s Compensation Committee concluded that the compensation structure provides incentive for executives to appropriately balance risk and reward and certified to the UST that the design of the incentive compensation structure for GM’s Named Executive Officers does not encourage these individuals to take unnecessary or excessive risks that threaten the value of the Company. Thus, the Company believes that no Item 402(s) disclosure in the Registration Statement is required.

The Company respectfully advises the Staff of the following process the Company undertook to reach the conclusion that disclosure in response to Item 402(s) is not necessary for GM’s compensation practices. During 2009, the Compensation Committee met quarterly with the Chief Financial Officer in his capacity as chief risk officer to review and discuss the short-term and long-term risks that could threaten the value of the Company and the features of GM’s compensation arrangements for Named Executive Officers and other employees in light of those risks. At the conclusion of these reviews, the Compensation Committee

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concluded that the compensation structure provides incentive for executives and other employees to appropriately balance risk and reward. Therefore, the Compensation Committee certified to the UST that the design of the incentive compensation structure for Named Executive Officers and the remainder of GM’s employees does not encourage these individuals to take unnecessary or excessive risks that threaten the value of the Company.

Working in collaboration with the Special Master for TARP Executive Compensation as appointed by the U.S. Treasury Secretary to oversee Executive Compensation for the TARP Exceptional Assistance Recipients, the following risk considerations were taken into account as the Company developed incentive plans:

•	Whether incentive plan metrics are aligned with GM’s business strategy;

•	Whether performance objectives are balanced with the quality and sustainability of such performance;

•	Whether the full range of potential payouts under each plan are understood;

•	Whether payouts are capped;

•	Whether appropriate leverage and ratio of incentive compensation to total compensation are established;

•	Whether performance, structure, and incentive plan payouts are consistent with those of industry/peers;

•	Whether the Compensation Committee may exercise discretion where appropriate;

•	Whether GM’s focus on long-term performance aligns with stockholder interests;

•	Whether GM’s recoupment policy provides for clawback of incentive payouts based on revised financial statements that would result in lower incentive payout;

•	Whether the Compensation Committee reviews and discusses risk when considering incentive programs; and

•	Whether the timeframe for repaying government loans is considered.

In conducting its reviews of the proposed compensation structure, including annual cash salary, the incentive compensation recoupment provision, and the limit on severance pay, the Compensation Committee found that:

•

The various performance and retention elements of the awards align the interests of the executives and other employees with the long-term health of the Company, the quality of earnings, the interests of stockholders, and the interests of the UST as a lender;

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•	The mix of cash and equity awards provides an appropriate balance between short-term and long-term risk and reward decisions; and

•

The incentive compensation recoupment feature supports the accuracy of GM’s financial statements and encourages the executives to focus on maintaining accurate financial records and on complying with relevant accounting policies.

Base Salaries and Salary Stock, page 194

47.	Please revise your discussion of the salary stock units to clarify when they are payable in cash and when they are payable in stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 197 of Amendment No. 1.

Long-Term Restricted Stock, page 195

48.	We note these grants are based on 2009 results and are included in your 2009 compensation discussion. Please advise why you have not included these grants in the Summary Compensation Table as compensation for the 2009 fiscal year. Also, please briefly explain why you only granted RSUs to two of your named executive officers.

In response to the Staff’s comment, the Company has revised this discussion and relocated the disclosure to page 199 of Amendment No. 1 in the subsection entitled “2010 Compensation for Named Executive Officers.” The Company respectfully submits that grants will be disclosed in the 2010 Annual Report on Form 10-K, Summary Compensation Table and Grants Table, as 2010 grants to Named Executive Officers since they were actually granted in 2010. Messrs. Cole, Lutz, and Henderson did not receive RSU grants as they had already terminated or planned to terminate employment with the Company before the grants could vest.

49.	In this regard, please revise to disclose the operating cash flow target that had to be achieved for the two named executive officers to earn the restricted stock units. To the extent you believe that disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your analysis for this conclusion.

In response to the Staff’s comment, the Company has revised its disclosure on page 199 of Amendment No. 1 to include the Company’s 2009 operating cash flow targeted performance of ($6.0) billion.

2010 Compensation for Named Executive Officers, page 197

50.

Please revise to disclose any specific actions regarding executive compensation that were taken after your last fiscal year’s end, including any new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.

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We note, for example, the discussion of employment agreements on pages 212 and 213 as well as the disclosure on page F-221 that 6,000,000 restricted stock units were outstanding at June 30, 2010 as compared to approximately 300,000 at December 31, 2009.

In response to the Staff’s comment, the Company has revised its disclosure on page 199 of Amendment No. 1 to include disclosure of grants under GM’s 2009 Long-Term Incentive Plan (“2009 GMLTIP”) on March 15, 2010 totaling 4.9 million share units and disclosure of specific dollar and share unit amounts granted to individual Named Executive Officers.

Summary Compensation Table, page 197

51.	We note the disclosure in footnotes 7 and 8 that the Old GM awards have no future value and the alternative Summary Compensation Table you include on page 198. The “Stock Awards” and “Stock Option” columns merely duplicate the narrative in the footnotes and do not comply with the requirements of Item 402(c) of Regulation S-K. Please remove the alternative Summary Compensation Table from these footnotes.

In response to the Staff’s comments, the Company has revised its disclosure in footnotes 7 and 8 on page 201 of Amendment No. 1 to remove the referenced table.

Principal and Selling Stockholders, page 214

52.	Please discuss any material relationship the selling stockholders have had within the past three years with the company or any of its predecessors or affiliates or provide a cross-reference to such a discussion.

In response to the Staff’s comment, the Company has revised the section entitled “Principal and Selling Stockholders” beginning on page 216 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 221

53.	Please revise the first paragraph of this section to disclose the standards that are applied pursuant to your policies and procedures and the persons or groups of persons on the Board of Directors or otherwise who are responsible for applying such policies and procedures.

In response to the Staff’s comment, the Company has revised its disclosure on page 223 of Amendment No. 1.

54.	Please file the Transition Services Agreement, Master Lease Agreement (Excluded Manufacturing Assets) and Master Lease Agreement (Subdivision Properties) as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully submits that it believes that the Transition Services Agreement (the “TSA”), the Master Lease Agreement (Excluded Manufacturing Assets) (the “EMA Lease”) and the Master Lease Agreement (Subdivision Properties) (the “Subdivision Lease”)

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are not required to be filed as exhibits to the Registration Statement. As disclosed in the Registration Statement, during the six months ended June 30, 2010, MLC paid $1 million to the Company pursuant to the TSA (representing 0.002% of the Company’s total expenses during that time period). During the six months ended June 30, 2010, the Company paid $8 million in rent to MLC pursuant to the EMA Lease (representing 0.013% of the Company’s total expenses during that time period). The Company pays annual rent of $1 under the Subdivision Lease and is responsible for all operating costs relating to certain manufacturing facilities that the Company acquired from MLC in the 363 Sale but that could not be conveyed to the Company until they are subdivided from adjacent property that MLC retained. In light of these small amounts, the Company believes that none of these agreements is material and that, in particular, each agreement is “immaterial in amount or significance” to the Company as provided in Item 601(b)(10)(ii) of Regulation S-K and therefore is not required to be filed in response to Item 601(b)(10)(ii)(A).

Material U.S. Federal Tax Considerations for Non-U.S. Holders, page 236

55.	Please revise the bolded paragraph to remove the statement that the discussion is “for general information only.” Similarly revise the disclaimer on page A-38.

In response to the Staff’s comment, the Company has revised the bolded paragraphs on pages 238 and A-39 of Amendment No. 1.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page F-11

56.	We note the disclosure on page F-16 that you are not accreting the Series A Preferred Stock to its redemption amount of $9.0 billion because you believe it is not probable that the UST will control your Board of Directors in 2014. Please expand your disclosure to state how you will account for the approximately $2.0 billion of unaccreted discount in the event that, for whatever reason, the UST still controls your Board of Directors in 2014 and compels you to call the Series A Preferred Stock for redemption at that time. Also, in the liquidity section of your MD&A, discuss how you would expect to fund any such redemption of your Series A Preferred Stock.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 117 and F-16 of Amendment No. 1.

57.	Please disclose the facts and circumstances that management considered in reaching the conclusion that it is not probable that the UST will control your Board of Directors in 2014.

In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and F-16 of Amendment No. 1.

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Note 4. Significant Accounting Policies, page F-31

58.	Please add a description of your accounting policy with respect to discontinued operations. In this regard, discuss why you accounted for the sale of your Allison business as discontinued operations but did not account for the sale of Saab as well as the wind down of your Pontiac, Saturn, and Hummer brands as discontinued operations. Include a related discussion of the criteria necessary to classify certain assets and liabilities as held for sale.

In response to the Staff’s comment, the Company has revised its disclosure on page F-30 of Amendment No. 1 to include its basis for presentation of discontinued operations and assets held for sale.

Goodwill, page F-32

59.	You indicate that you test goodwill for impairment at the GMNA and GME segment level as well as various components within the GMIO segment. In this regard, please define the various components within GMIO. In addition, please compare how your structure in GMIO differs from that of GMNA and GME, and tell us how you determined there were no components below the segment level within GMNA and/or GME for purposes of allocating goodwill and subsequently testing it for impairment.

The Company respectfully advises the Staff that GM’s reporting units were determined based on the way GM manages its operations within its operating segments. Within GMNA and GME discrete financial information below the operating segment level is not regularly reviewed by segment management or utilized to allocate resources. Sales data is gathered by country within each region. However, financial information below the sales line contains costs incurred throughout the segment, including segment-level allocations, as more fully discussed below and in the response to comment 73. Accordingly, this information is not reviewed by the segment managers to make decisions and to allocate resources. That is, because of the integrated nature of the Company’s operations within GMNA and GME, the segment managers review costs on a functional basis (e.g., manufacturing, engineering) across the region as a whole and not at a lower level within the region. GMIO is less integrated than GMNA and GME and does not have trade pacts across the entire region; accordingly, it is managed at a lower level.

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Our GMIO components with recorded goodwill at July 10, 2009 were aggregated into the following reporting units:

GMIO Reporting Unit	Goodwill at July 10, 2009* (Dollars in millions)
GMDAT (South Korea)	494
Mercosur (Brazil, Argentina, Uruguay, Paraguay)	102
Holden (Australia, New Zealand)	150
Andean (Venezuela, Colombia, Ecuador)	39
Africa (Primarily South Africa)	39
ASEAN (Thailand, Indonesia, Philippines, Singapore)	17
India	13

Total	854

*	Subsequent changes in balances since July 10, 2009 relate to foreign currency movements.

GMIO has manufacturing and distribution operations primarily in Asia-Pacific, South America, Africa, Russia and the Middle East. In these geographical areas within this region, GM sells its vehicles under the Buick, Cadillac, Chevrolet, Daewoo, FAW, GMC, Holden, Isuzu, Jiefang, Opel and Wuling brands. Given the geographical diversity of the GMIO operating segment, the different relative maturities of the markets served and the prevalence of trade barriers, customs, duties, and the absence of broad-based trade agreements such as NAFTA or the European Union across all of GMIO, the segment manager regularly reviews discrete financial information at a level consistent with “NAFTA-like” trade pacts, such as the Mercosur geographically defined area, as well as at a country level. The presidents or managing directors of the countries or groups of countries representing trade pacts are held accountable to and maintain contact with the segment manager to discuss operating activities, financial results, forecasts and plans for either a specific country or geographical region. The aggregation of countries and groups of countries representing trade pacts into reporting units was heavily based on how the components are managed by the segment manager, the economic similarities between components and how GM’s manufacturing footprint is established to serve each of these regions. Consequently, due to the different geographical areas within this segment, the existence (or lack thereof) of trade pacts, the prevalence of trade barriers, customs, duties, the different levels of maturity between markets within the segment and the existence of minority shareholders, segment management manages the GMIO operating segment by focusing on certain key countries or geographical areas within this segment.

GMNA has manufacturing and distribution operations in the U.S., Canada, and Mexico and distribution operations in Central America and the Caribbean. In North America, GM sells its vehicles through four brands—Chevrolet, GMC, Buick and Cadillac. GM manufactures parts and assembles vehicles at plants across the U.S., Canada and Mexico with limited imports from other GM regions. The manufacturing activities within the segment are highly integrated, and the region benefits from broad-based trade agreements such as NAFTA. The

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majority of the vehicles produced in Canada are exported to the U.S. or Mexico and the majority of vehicles sold in Canada are imported from the U.S. or Mexico. Most functions, including manufacturing, purchasing and engineering, are managed on a segment or global basis. Capacity planning is managed on a segment basis, and the Company is able to manufacture various model and brand components and assemble different makes and models of vehicles at individual plants throughout the segment by substituting tooling and other necessary change over procedures to existing machinery and equipment in order to meet capacity plans.

GME has manufacturing and distribution operations across Europe. GM sells its vehicles under the Opel and Vauxhall (U.K. only) brands, which are manufactured in Europe. Imported brands are limited. The Opel and Vauxhall branded vehicles are typically not exported. The region benefits from broad-based trade agreements within the European Union. Most functions, including manufacturing, purchasing and engineering, are managed on a segment or global basis and, similar to GMNA, the activities within the GME segment are integrated on a segment-wide basis. The manufacturing facilities within GME supply vehicles to sales entities on a pan-European basis and the supply chain is also managed on a pan-European basis. No manufacturing facility individually produces a full line of vehicles such that the product portfolio is obtained by the selling units from facilities throughout Europe. The economics within the various European countries are heavily influenced by transfer pricing arrangements and intercompany activity.

Given the integrated level of the activities within each of the GMNA and GME segments resulting from the fact that and the extent to which (1) assets are shared through the manufacturing process; (2) vehicle platforms, including related engineering, are shared; (3) incurred costs are covered by the segment-wide sales activities; (4) capacity planning is managed on a segment basis; and (5) purchasing is performed on a segment, if not global, basis, the respective segment managers manage the operations and allocate resources on a segment-wide basis. Discrete financial information below the segment levels is not reviewed by the segment managers other than for sales and revenue-related data, as any cost data provided below the segment level is based on costs incurred on a segment-wide basis or are directly interdependent upon the other activities within the segment. Furthermore, any financial information, other than sales, is substantially based on allocations from or interdependencies with total segment activities rather than any independent data that could be utilized to assess performance and to allocate resources at a level below the segment. Accordingly, no components exist below the GMNA and GME segment levels.

The Company respectfully directs the Staff to the response to comment 73 below for additional insight into what financial information is reviewed within GM’s segments, to the reporting structure within each segment and how each segment assesses performance and allocates resources.

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Pension and Other Postretirement Plans

Plan Asset Valuation, page F-38

60.	We note that you valued $31.0 billion of the $50.6 billion held in the investment trust using level 3 unobservable inputs. In addition, you valued another $4.6 billion in plan assets using level 3 unobservable inputs. While you indicate that you use third parties to arrive at the value related to investments that are not quoted, please describe the nature of these inputs. In this regard, provide disclosure for each major class of investment as reported in Note 19. In particular, clearly indicate how each asset class is valued. Also, describe the inputs that the investment sponsors relied upon to arrive at the fair value. For guidance, please refer to ASC 820-10-50.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page F-38 of Amendment No. 1.

61.	You indicate that you will not use the investment sponsor’s valuation and/or net asset value provided by a third party administrator if such valuation and/or NAV does not reflect the fair value in management’s opinion. In this regard, please disclose the inputs used by the investment sponsor and/or third party administrator and those used by management to arrive at the fair value of each major asset class within your pension plan. In particular, when differences exist, disclose the investment sponsor’s value and/or NAV as compared to the internal valuation committee’s assessment of fair value, along with a discussion of how management determined the fair value of such assets. Such disclosures should include the inputs and provide substantial support regarding management’s assessment of fair value. In addition, please provide us with a summary of any adjustments made to each of your major asset classes as of December 31, 2009 and/or June 30, 2010.

The Company respectfully advises the Staff that, as of December 31, 2009, there was one investment where management concluded that an investment valuation submitted by an investment sponsor was not representative of fair value. Management adjusted the value reported by the investment sponsor by less than $5 million. Due to the isolated nature of this instance and its immateriality, the Company does not believe that disclosure of this adjustment or the inputs used by the Company in reaching its conclusion is meaningful.

In the future, to the extent management establishes the reported fair value of an asset at an amount, individually or collectively, that the Company believes to be materially different from the value reported by the investment sponsor or third party administrator, the Company would include appropriate disclosure in its Registration Statement and other required filings with the Commission.

These disclosures would potentially include quantifying the effect of such adjustment(s) and the nature of the inputs considered by management and the investment sponsor or third party administrator in such situations.

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The Company respectfully directs the Staff to the response to comment 62 below for additional discussion of the role of the Company’s internal valuation committee (the “Valuation Committee”).

62.	Due to the subjectivity related to level 3 inputs, consider adding a discussion of the internal valuation committee’s procedures and the qualifications of its members. In addition, please clearly disclose whether such procedures are applied to the assets held in the Investment Trusts. In particular, based on the disclosures in the first three paragraphs of your discussion of significant concentration of risk on page F-98, it is not clear how the internal valuation committee has the information required to make an assessment of fair value. Please advise.

The Company respectfully advises the Staff that given the isolated nature and immateriality of the adjustment by management, as discussed in the response to comment 60 above, to the fair value of its investment as submitted by the investment sponsor, and given the monitoring control nature of the role of the Valuation Committee, the Company has removed references to the Valuation Committee in Amendment No. 1.

The Company respectfully advises the Staff that the Valuation Committee obtains the information necessary to make an assessment of fair value for privately negotiated investments and derivatives through inputs gathered from investment sponsors, agency banks, trustees, internal and external investment managers, and other sources. The Valuation Committee, along with its advisors, determines fair value of these assets taking the information gathered from the above sources and considering it in concert with current market conditions.

Note 5. Acquisition and Disposal of Businesses, page F-43

63.	In light of the disclosure in Note 26 of your interim financial statements with respect to your definitive agreement to sell Nexteer, please delete the sentence on page F-45 that indicates you have not yet entered into a definitive sales agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page F-47 of Amendment No. 1 to delete the referenced sentence that indicated the Company had not entered into a definitive sales agreement for Nexteer.

Note 10. Equity in Net Assets of Nonconsolidated Affiliates, page F-50

64.	We note you have a table summarizing information regarding equity in income (loss) of and disposition of interest in nonconsolidated affiliates. Please add a similar table summarizing your investments in and advances to such affiliates, with amounts for SGM, New Delphi, GMAC and any other significant nonconsolidated affiliates shown separately.

In response to the Staff’s comment, the Company has revised its disclosure on page F-55 of Amendment No. 1 by adding a table summarizing GM and Old GM’s investments in and advances to affiliates.

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Transactions with Nonconsolidated Affiliates, page F-54

65.	With respect to the table that summarizes the effects of transactions with nonconsolidated affiliates, please tell us why the cost of sales substantially exceeds the related sales in each period presented.

The Company respectfully advises the Staff that the GM and Old GM’s transactions with nonconsolidated affiliates as disclosed on page F-56 of Amendment No. 1 include purchases of component parts and vehicles from certain nonconsolidated affiliates for resale to dealers. As a result, GM and Old GM have incurred large dollar amounts of Cost of sales in transactions with nonconsolidated affiliates, with no corresponding revenue. For example, in the period July 10, 2009 through December 31, 2009, the amount of Cost of sales primarily relates to the purchase of component parts from the Company’s equity method investee Delphi Automotive LLP (“New Delphi”). In the periods January 1, 2009 through July 9, 2009 and the years ended December 31, 2008 and 2007, the amount of Cost of sales primarily relates to Old GM’s purchase of vehicles from its equity method investees New United Motor Manufacturing, Inc. (“NUMMI”) and CAMI Automotive, Inc. (“CAMI”).

In response to the Staff’s comment, the Company has revised its disclosure on pages F-56 and F-184 of Amendment No. 1.

Note 15. Other Assets, page F-58

66.	It is unclear why the table shows an investment in GMAC of $43 million at December 31, 2008, when GMAC was accounted for using the equity method at that date. Please advise.

The Company respectfully advises the Staff that the $43 million at December 31, 2008 represents Old GM’s investment in GMAC’s Preferred Membership Interests, which was accounted for at cost. Old GM’s investment in GMAC’s Common Membership Interests, which were accounted for using the equity method, were included in the balance sheet line item, “Equity in net assets of nonconsolidated affiliates.” As noted in the response to comment 27 above, the Company has revised its disclosure in Note 15 of its audited consolidated financial statements beginning on page F-60 of Amendment No. 1 to provide additional clarity as to how investments in GMAC are presented.

Note 19. Pension and Other Postretirement Benefits

Assumptions

Investment Strategies and Long-Term Rate of Return, page F-90

67.	You indicate that your expected long-term annual rate of return assumption of 8.5% continues to be appropriate. However, in light of the fact that your U.S. plans have a target allocation of 42% to debt securities, it is not clear how you determined that an 8.5% rate of return continues to be appropriate. In contrast, your non-U.S. plans, which have a target allocation of 64% to equities, are expected to earn a 7.97% rate of return. Please advise.

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The Company respectfully advises the Staff that it believes that 8.5% is an appropriate long-term annual rate of return assumption for GM’s U.S. plans. It is based on thorough analysis and supported by financial market theory and comprehensive empirical analysis. The process includes detailed periodic studies performed by GM’s actuaries and GM’s asset management group, consisting of an analysis of capital market assumptions and employing Monte Carlo simulations to assist the plan fiduciaries in selecting portfolios that are optimal in the context of the objectives of the plan beneficiaries and all of the stakeholders. The Company’s studies also include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the respective plans to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. Moreover, the return assumption is a long-term, prospective rate and is consistent with the long-term historical return for the U.S. plans.

With regard to the U.S. plan’s 42% target allocation to debt securities and the differences in asset allocation and expected return with the non-U.S. plans, there are a number of factors that were considered. The debt allocation of the U.S. plans includes a significant allocation to securities with credit exposure, some of which have expected returns that are close to that of equities. The expected return for the greater than $80 billion of U.S. plan assets, which are managed by a large staff of investment professionals, benefits from significant exposures to private market securities (equity, debt, and real estate) and absolute return strategies (i.e., hedge fund strategies with low exposure to market risks). Most of the non-U.S. plans have relatively small or no exposures to these types of investments. Moreover, due to important differences in the economic environments across the globe, particularly expected inflation, nominal expected returns differ among plans.

Note 21. Commitments and Contingencies

Other Litigation-Related Liability, page F-111

68.	Although you indicate that litigation reserves have been established regarding matters for which you believe that losses are probable and can be reasonably estimated, it is not clear how your related disclosures comply with the requirements set forth in ASC 450-20-50. Please advise.

The Company respectfully advises the Staff that the Company’s disclosures comply with the requirements of ASC 450-20-50 as follows. ASC 450-20-50-1 requires disclosure of the nature of an accrual and, in some circumstances, the amount accrued. The discussion in the subsection “Other Litigation-Related Liability” beginning on page F-113 describes the nature of GM’s accruals as being primarily related to tax-related matters not recorded pursuant to ASC 740-10 as well as various non-U.S. labor-related matters. This discussion provides detail about the nature of the tax-related matters and the labor-related matters. The table on page F-110 discloses the total amount of the other litigation-related liability as of December 31, 2009 and 2008 (including a note to the table clarifying that the accruals consist primarily of tax-related litigation not recorded pursuant to ASC 740-10 as well as various non-U.S. labor-related matters). These exposures (and corresponding accruals) are composed of

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thousands of individual asserted and unasserted matters. The Company believes that the terminology used is descriptive of the nature of the accruals. As such, the Company believes that the current disclosure is sufficient and that additional disclosure providing more detailed information about the individual matters for which the Company has established accruals would not convey meaningful, decision-useful information to potential investors.

Because the criteria in ASC 275-10-50-8 are met, the Company has disclosed an indication that it is possible that adverse outcomes from litigation proceedings could exceed the amounts accrued in an amount that could be material to the Company’s financial statements.

In accordance with the provisions of ASC 450-20-50-3, the Company assesses the need for disclosure: (1) where an exposure to loss exists in excess of amounts accrued; and (2) for matters where no accrual is recorded based on the provisions of ASC 450-20-25-2.

Where an exposure to loss exists in excess of the amount accrued and the amount of that exposure is other than clearly immaterial, the Company has assessed the reasonably possible range of loss and, to the extent the matter was individually material, the Company would disclose this range. At June 30, 2010 and December 31, 2009, there were no individual matters where the Company believes that it is reasonably possible that its exposure to loss is in excess of the amount accrued by an amount that would be material to the Company’s financial statements.

The Company also assesses matters for which it has not recorded an accrual to determine whether it is reasonably possible that the exposure relating to an individual matter could be material to its consolidated financial statements, thus requiring disclosure. At June 30, 2010 and December 31, 2009, there were no such individual matters where the Company believes it is reasonably possible that its exposure to loss would be material to its consolidated financial statements. If such matters arise in the future, the Company would specifically disclose them in the other litigation-related liability note to its consolidated financial statements.

The Company does not disclose the aggregated amount of the reasonably possible ranges of exposure for other litigation-related liabilities based upon the matter-by-matter assessments described above because it does not believe that such an aggregated amount would be indicative of the reasonably possible range of exposure. Accordingly, such a disclosure would not be representationally faithful or useful for making decisions. GM’s global litigation-related exposures are diverse, complex and involve large numbers of individual matters. The Company believes that aggregating the reasonably possible ranges of exposure on each individual matter would result in a description of reasonably possible liabilities that would be: (1) overstated; (2) remote; and (3) statistically invalid. The Company believes that this disclosure, or any practicable refinements on such an aggregation, would yield information that is not meaningful to potential investors.

At present, the Company’s exposure to litigation contingencies is relatively low compared to historic norms for Old GM because the Company acquired certain of Old GM’s assets free and clear of claims of successor liability pursuant to the terms of the authorizing Sale

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Approval Order entered by the Bankruptcy Court. Currently pending claims are largely limited to: (1) those arising based on events on or after July 10, 2009; (2) those asserted against separately organized direct and indirect subsidiaries of the Company; and (3) those related to the limited group of liabilities expressly assumed from Old GM.

The Company currently has no litigation-related exposures of any significance where a loss has been assessed as probable but no accrual has been recorded because the amount of loss cannot be reasonably estimated. In addition, in accordance with the provisions of ASC 450, the Company does not disclose any information about litigation-related loss contingencies where it has assessed the risk of loss as being remote.

Using the same information and processes to develop the Company’s disclosures under ASC 450, the Company identified matters for discussion in the “Business—Legal Proceedings” section of the Registration Statement. Matters have been disclosed therein if: (1) they meet any of the criteria for disclosure enumerated in Item 103 of Regulation S-K; (2) a case or collection of cases is, in the Company’s judgment, sufficiently significant for product reputation or other qualitative reasons either currently or as the result of reasonably likely future developments; or (3) in the case of class actions, the certification of a large class on a multi-state or national basis transforms, in the Company’s judgment, a case which was otherwise unnecessary for disclosure under Item 103 into a matter of substantial public interest. None of the individual matters disclosed in the “Business—Legal Proceedings” section of the Registration Statement meet the criteria in ASC 450 for disclosure in the Company’s consolidated financial statements because the Company has assessed the exposure to loss associated with each of these matters as either being: (1) not material considering quantitative and qualitative factors; or (2) remote.

Accordingly, the Company believes that its current disclosure complies with the requirements of ASC 450-20-50.

Note 23. Fair Value Measurements, page F-124

69.	In light of the significance of the fair value measurements with respect to your investments in GMAC common and preferred stock, please add disclosure to Note 23 of your audited financial statements in a manner similar to the disclosure in Note 19 of your interim financial statements, or include a cross reference to the discussion on page F-135 regarding your valuation methodologies at December 31, 2009.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-130 and F-217 of Amendment No. 1.

70.	On page F-135, you indicate that you determined the fair value of your investments in GMAC common and preferred stock using valuation methodologies, at December 31, 2009, that were consistent with those you used in your application of fresh-start reporting. In this regard, your disclosure on page F-27 states that one of the significant inputs used in your fair value analysis was GMAC’s June 30, 2009 financial statements. Therefore, if true, please add similar disclosure regarding your use of GMAC’s financial statements in your fair value analysis at December 31, 2009. This comment also applies to the related disclosure in Note 19 of your interim financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-130 and F-217 of Amendment No. 1.

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Note 30. Transactions with GMAC, page F-150

71.	Please clearly identify GMAC as a related party. In this regard, it appears you currently refer to GMAC as a related party only in footnote (b) to the table summarizing the components of short-term debt in Note 18 on page F-64. This comment also applies to the related disclosure in Note 23 of your interim financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-153 and F-225 of Amendment No. 1.

72.	In the table in Note 10, on the top of page F-53, you summarize the activity with respect to your investment in GMAC common and preferred membership interests for the periods GMAC was accounted for as an equity method investee. This table indicates that your investment in GMAC common membership interests was reduced to zero and your investment in GMAC preferred membership interests was almost reduced to zero. Since these reductions, which were the result of impairment charges and Old GM’s proportional share of GMAC’s losses, took place around the time you began to account for GMAC using the cost method, there is no further disclosure in Note 10 beyond June 30, 2009. However, pursuant to your application of fresh-start accounting, you recorded the fair value of your aggregate investment in GMAC common and preferred stock at almost $2 billion, although such amounts were recorded as other assets and disclosed in Note 15. Therefore, in light of the ongoing importance of the financing provided by GMAC to your business, and to clarify the disclosures with respect to your investments in GMAC, please show amounts related to your aggregate investment in GMAC as a separate line item on your balance sheets, and include footnote references to Notes 10 and 15, as applicable. See Rule 4-08(k) of Regulation S-X.

In response to the Staff’s comment, the Company has clarified its disclosure with respect to the investment in GMAC. However, the Company respectfully submits that it believes this can be effectively achieved without adding a separate line item on the face of the balance sheet because the investment in GMAC is only approximately 1% of the consolidated balance sheet as of December 31, 2009. Instead, the Company has revised its disclosure on page F-6 of Amendment No. 1 to add a reference on the face of the balance sheet to Note 15 and to modify Note 15 beginning on page F-60 of Amendment No. 1 by creating separate line items for the investment in GMAC – one for the investment in GMAC common shares, one for the investment in GMAC preferred shares and one for the investment in GMAC Preferred Membership Interests. The Company has also included a footnote to the table in Note 15 that describes why there is no balance in Other Assets for the investment in GMAC Common Membership Interests at December 31, 2008.

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Additionally, the Company believes that it has provided appropriate disclosure regarding GM’s relationship with GMAC/Ally Financial, including transactions with Ally Financial, risks in the relationships with GMAC/Ally Financial (including revised disclosure in responses to comments 16 and 17 above), and GM’s investment in GMAC/Ally Financial. These disclosures are included in the Risk Factors section, the MD&A section, the notes to the Company’s audited consolidated financial statements and the notes to the Company’s unaudited condensed consolidated interim financial statements.

Note 33. Segment Reporting, page F-158

73.	Please provide us with additional information regarding the managerial reporting structure within your GMNA, GME, and GMIO segments. In particular, please tell us how performance is assessed and how resources are allocated within these segments. Also, tell us what discrete financial information is available with respect to retail and fleet customers, core brands and/or production platforms and how such information is used in assessing performance and/or allocating resources within your segments.

CODM Reporting

The Company respectfully advises the Staff that GM’s Chief Executive Officer is also GM’s chief operating decision maker (“CODM”). GM’s CODM regularly reviews financial and operating information organized into three geographically-based operating segments: GMNA, GME, and GMIO. Each operating segment has a President (“segment manager”) who maintains regular contact with the CODM to discuss and report on operating activities, financial results, forecasts and plans for their respective operating segment. These individuals are Mark Reuss (GMNA), Nick Reilly (GME) and Tim Lee (GMIO), collectively, the segment managers.

The CODM regularly reviews consolidated and segment-level financial data focusing on industry volumes, market share data, revenues, vehicle unit sales, free cash flow and EBIT. Primary focus is placed on revenue and EBIT. These measures allow the CODM to assess performance and readily view operating trends, perform analytical comparisons, benchmark performance among geographic regions and assess whether GM’s plan to return to profitability is on target. Accordingly, these measures are used by the CODM in making financial and operational decisions, and in determining how to allocate resources to segments.

Segment Reporting

Within the Company’s GMNA, GME and GMIO segments, the segment managers are responsible for assessing performance and allocating resources within the segments. The segment managers also have direct reports who preside over various functions. Within GMNA, Mr. Reuss has direct reports with operational responsibilities over the U.S., Canada and Mexico, as well as direct reports with marketing and sales responsibilities over each of GMNA’s four brands—Chevrolet, GMC, Buick and Cadillac. He also has direct reports who have responsibilities over certain segment-level functional areas, such as finance,

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manufacturing and labor. Within the GME segment, Mr. Reilly has several direct reports supported by a management board and leadership team, who preside over and manage functions within the segment. His direct reports primarily have pan-European responsibilities at both the operational and functional levels. For example, separate direct reports have responsibilities over sales and aftersales for Opel/Vauxhall, manufacturing within Europe, and business and product planning within Europe. Within the GMIO segment, Mr. Lee has several direct reports who preside over and manage countries, geographical areas or functions within the segment. Direct reports with responsibilities over operations typically reside in the key countries and/or specifically defined geographical areas benefiting from trade pacts. Direct reports with functional responsibilities, such a finance, manufacturing and labor, have segment-level responsibilities.

Within the Company’s GMNA, GME and GMIO segments, performance is assessed and resources are allocated based primarily on sales and market share data at various levels (e.g., product line and country level) and EBIT. Within GMNA and GME, segment managers focus on EBIT at the consolidated segment level, whereas, within GMIO, the segment manager focuses on EBIT and sales data at the key country and geographical area level. The focus in GMNA and GME is at the segment level because the primary costs, such as engineering, material, manufacturing and labor, are managed on a regional, if not global, basis. Production and capacity planning is performed on a regional basis. Because of the integrated nature of the Company’s operations within GMNA and GME, the segment managers review costs on a functional basis (e.g., manufacturing, engineering) across the region as a whole and not at a lower level within the region. The GMIO businesses are less integrated given the lack of region wide trade pacts and other unique geographical differences within the segment. As such, the GMIO segment manager manages components within the segment at lower levels, primarily key countries and/or geographical areas.

Within the Company’s GMNA, GME and GMIO segments, revenue information is available at managed disaggregated levels, such as at the brand, production platform, vehicles category and country/geographical levels (only unit sales for retail vs. fleet). However, discrete standalone financial information that consists of both revenues and costs incurred at other than a segment-wide basis in which to assess performance and to allocate resources is not reviewed below the segment level for GMNA and GME and below the country level for GMIO, and often times such discrete standalone financial information with independent cash flows is not even available. Specifically, for GMNA and GME, discrete standalone EBIT results are not available below the operating segment level because region-wide cost allocations or transfer pricing arrangements, resulting from the integrated nature of the operations, are included in EBIT amounts calculated below the segment level. Accordingly, the segment managers do not review EBIT amounts below the segment level because they cannot meaningfully assess performance and allocate resources due to the integrated nature of the business activities. For GMIO, discrete EBIT results are not available at a level below the key country and/or geographical area levels.

The Company respectfully directs the Staff to the response to comment 59 above for additional insight into how our GMIO segment structure differs from that of GME and GMNA segments.

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Unaudited Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 8. Goodwill, page F-182

74.	On page F-31, you disclose that you changed your managerial reporting structure so that certain entities geographically located within Russia and Uzbekistan were transferred from your GME segment to your GMIO segment. In this regard, please tell us how you applied ASC 350-20-35-45 with respect to the goodwill of the reporting units involved.

The Company respectfully advises the Staff that the Company applied ASC 350-20-35-45 in the following manner with regard to the goodwill of the reporting units involved.

The goodwill recognized during the Company’s application of fresh-start reporting is attributable to the measurement of certain assets and liabilities (principally employee benefit obligations and deferred taxes) at specific amounts determined under U.S. GAAP rather than at fair value. Such goodwill was initially assigned to GM’s reporting units based upon which reporting unit’s deferred income taxes and employee benefit obligations gave rise to the goodwill. Upon the reorganization of GM’s reporting structure, the Company reassigned goodwill that arose solely due to these fair value to U.S. GAAP differences based on the extent to which any of the underlying assets and liabilities that gave rise to goodwill upon application of fresh-start reporting were moved to a different reporting unit (hereafter referred to as the “specific identification methodology”). This methodology resulted in an insignificant amount of goodwill being reassigned to the transferred entities. The difference between the specific identification methodology and a relative-fair-value allocation methodology was $73 million.

In general, under U.S. GAAP a relative-fair-value allocation methodology is used to reassign goodwill upon reorganization of reporting units. However, ASC 350-20-35-54 contemplates that in certain situations, such as when a business was never integrated, the use of a relative-fair-value allocation methodology may not be appropriate. The Company believes that the transfer of certain entities geographically located within Russia and Uzbekistan from GME to GMIO, while not the specifically provided example in ASC 350-20-35-54, is consistent with the principle underlying that example. Specifically, the Company believes that the example provided by the FASB in ASC 350-20-35-54 was intended to acknowledge the situation such as the current fact pattern where goodwill did not become part of the larger reporting unit thereby losing its specific identification to a group of net assets within that reporting unit. A specific identification methodology is consistent with the manner in which GM assigned goodwill to reporting units upon the application of fresh-start reporting. The Company also believes that the objective of the process of assigning goodwill to reporting units (even upon reorganization of reporting units) is that goodwill should be assigned in a manner that results in goodwill being recorded where it naturally resides. In GM’s facts and circumstances, if all identifiable assets and liabilities had been recorded at fair value, no goodwill would have resulted. As such, the Company believes its goodwill naturally resides with the specific assets and liabilities that gave rise to the recording of the goodwill and that GM’s goodwill

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does not represent synergies nor does it provide value to the businesses within reporting units. Furthermore, the use of a specific identification methodology eliminates the possibility of a “day one” impairment charge that would have occurred if the reorganization of GM’s reporting units occurred immediately after the application of fresh-start reporting. Therefore, in light of this particular fact pattern, the Company believes that an allocation approach based on the specific identification methodology results in a more representationally faithful assignment approach in comparison to a relative-fair-value allocation methodology.

75.	With respect to the goodwill impairment test for your GME reporting unit, you indicate that, had you not passed step one, you believe the amount of any goodwill impairment would approximate $140 million. Please clarify this statement by explaining how you arrived at the approximate goodwill impairment. In particular, please clarify the statement that the $140 million is based on differences, at June 30, 2010, between the fair value to U.S. GAAP adjustments that gave rise to goodwill.

The Company respectfully advises the Staff that, as described in the response to comment 74 above, the goodwill recognized during the Company’s application of fresh-start reporting was attributable to the measurement of certain assets and liabilities (principally employee benefit obligations and deferred taxes) at specific amounts determined under U.S. GAAP rather than fair value. Any impairment of goodwill, and the amount of such impairment, will likely be due to decreases in the difference between the amount at which such assets and liabilities are reported under U.S. GAAP as compared to the fair value of such assets and liabilities (this phenomenon has been disclosed as a Critical Accounting Estimate under the heading “Impairment of Goodwill”). The Company respectfully advises the Staff that the $140 million represents the net decrease, from July 9, 2009 through June 30, 2010, in the fair value to U.S. GAAP differences attributable to those assets and liabilities that gave rise to goodwill. The Company believes that this measurement approximates the amount of the impairment that would have been computed pursuant to Step 2 of a goodwill impairment analysis in the event the Company had failed Step 1 and has clarified its disclosure on page F-185 of Amendment No. 1 accordingly.

Note 15. Pensions and Other Postretirement Benefits

Significant Plan Adjustments, Benefit Modifications and Related Events, page F-194

76.	You indicate that certain pension plans in GME were remeasured as part of your goodwill impairment analysis, resulting in an increase of $388 million to Pensions and Other comprehensive loss. Please tell us why you remeasured certain plans as part of your goodwill impairment analysis, and what accounting literature you relied upon in determining that a remeasurement was required in connection with your goodwill impairment analysis.

The Company respectfully advises the Staff that the Company does not believe that a remeasurement of its defined benefit pension plans was ultimately required in conjunction with the Company’s goodwill impairment analysis. As discussed in the response to comment 74 above, employee benefit obligations are one of the primary elements of the Company’s

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calculated goodwill based on the differences in their fair value and U.S. GAAP amounts. Given the lead time required to obtain remeasured defined benefit plans from actuaries and plan asset trustees, which would have been required if the Company had to perform Step 2 of the goodwill impairment analysis, the Company made a decision in this particular situation to obtain updated valuations (of both plan assets and benefit obligations) at June 30, 2010 prior to determining if they were actually required such that Step 2 could be performed expediently if Step 1 was failed.

The three largest GME plans were selected to obtain updated valuations because these comprise approximately 95% of the funded status for all defined benefit plans in GME. The Company ultimately did not need the updated valuations because its Step 1 analysis led to the conclusion that the fair value of the GME reporting unit exceeded its book value as of June 30, 2010. However, having performed a remeasurement analysis at June 30, 2010, updated information was in fact available to the Company. In accordance with ASC 715-30-25-5, because that information was available, the Company concluded that an adjustment to its consolidated balance sheet at June 30, 2010, to reflect the funded status of the plan based on the most recent information available, was required.

Note 19. Fair Value Measurements

Ally Financial Common and Preferred Stock, page F-214

77.	We note that you changed the methodology used in estimating the fair value of your investment in Ally Financial common stock from aggregating the fair values of Ally Financial’s individual operations to using consolidated information for Ally Financial. However, in light of the segment information included in the Forms 10-K and 10-Q of Ally Financial (and GMAC prior to May 10, 2010), it is unclear why you indicate that information with which to value Ally Financial’s business operations individually is less readily available at June 30, 2010 than it was at December 31, 2009. Please advise.

The Company respectfully advises the Staff that its decision to change its methodology for estimating the fair value of its investment in Ally Financial common stock was based upon the following. Starting December 31, 2009, GMAC adopted the Funds Transfer Pricing (“FTP”) segment reporting methodology. Under the FTP methodology, GMAC reallocates capital (equity) between the various segments and the corporate segment on a monthly basis such that each segment is appropriately capitalized. The Company’s valuation of GMAC at December 31, 2009 is not based on the FTP model, but rather non-public, “non-FTP” segment equity information separately provided to the Company by GMAC. This information was reconciled to GMAC’s Annual Report on Form 10-K filed March 1, 2010.

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The aforementioned allocation of capital between segments for reporting purposes affects the valuation of the Company under the sum-of-parts valuation methodology. The Company therefore concluded it was more appropriate to apply the whole company methodology at March 31, 2010 and June 30, 2010 as a result of the following:

•

GMAC no longer reported financial information under the historical segment reporting model (this information was still available at December 31, 2009 given the recent adoption of the new reporting model), and the Company does not have sufficient influence to require Ally Financial to create this data on the Company’s behalf; and

•	The valuation using sum-of-parts methodology under the new segment reporting structure would not be comparable to the historical valuations.

Note 22. Earnings (Loss) Per Share, page F-221

78.	Please provide us with your calculation of diluted weighted-average common shares outstanding for the six months ended June 30, 2010. In your response, please include the specific stock prices assumed when applying the treasury stock method for each set of warrants.

The Company respectfully advises the Staff that the calculation of diluted weighted-average common shares outstanding for the six months ended June 30, 2010 was performed using the treasury stock method based on an estimated per share fair value of $56.40 at December 31, 2009, March 31, 2010 and June 30, 2010. This valuation was based on GM’s December 2009 business plan that was approved by the Board of Directors, with certain adjustments provided by management. The Board of Directors has not approved any update to the December 2009 business plan. Based upon an analysis of events and circumstances, the Company concluded this detailed determination of fair value remained appropriate for purposes of estimating GM’s stock price and preparing GM’s earnings per share disclosure for the six months ended June 30, 2010. In reaching this conclusion, the Company considered global economic and industry conditions in light of actual sales and market share data at June 30, 2010 against the projections underlying the Company’s December 31, 2009 valuation. To further validate its conclusion, the Company considered the trading prices of MLC’s debt securities. The Company would regard any significant movements in trading price as a possible indication of a change in the perceived value of GM’s common stock. The trading prices of MLC’s debt securities between December 31, 2009 and June 30, 2010 did not suggest any significant market movement or trend on GM’s perceived common stock value. In the three months ended December 31, 2010, as the Company approaches the offering, additional information may become available that will cause the Company to change its estimate of the fair value of GM common stock. Any such change in the Company’s estimate of the stock price would be incorporated into the treasury stock method calculation and the measurement of share-based liabilities in the period that the estimate changes.

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The following table shows the Company’s detailed calculation regarding the dilution effect of the Company’s warrants utilizing the treasury stock method:

Dilution Effect of Warrants			= B x C		= B x E	= F / C	= B - G

A	B	C	D	E	F	G	H

Description	Shares	Average FMV per Share	Total FMV	Exercise Price	Total Proceeds	Shares GM Could Purchase	Additional Shares

MLC 7 Year	45,454,545	56.40	2,563,636,338	30.00	1,363,636,350	24,177,949	21,276,596

MLC 10 Year	45,454,545	56.40	2,563,636,338	55.00	2,499,999,975	44,326,241	1,128,304

New VEBA	15,151,515	56.40	854,545,446	126.92	1,923,030,284	34,096,282	—

	106,060,605						22,404,900

Not dilutive	83,655,705

79.	Notwithstanding your cross reference to Note 17 for additional information on the Adjustment Shares, please disclose the maximum number of potential Adjustment Shares within Note 22. Also, if true, indicate that the effect would have been anti-dilutive.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-15 and F-224 of Amendment No. 1. The Company respectfully advises the Staff that the inclusion of the Adjustment Shares would not be anti-dilutive.

80.	We note that you have six million restricted stock units outstanding at June 30, 2010. As this represents a material change in the number of outstanding restricted stock units, as compared to that shown in the table on page F-144, please consider adding a separate footnote to your interim financial statements, in a format similar to Note 29 of your audited financial statements, to provide updated disclosures regarding your stock incentive plans.

The Company respectfully advises the Staff that it considered whether interim disclosure for incentive compensation was required and concluded that it was not, as it is not significant to the Company’s unaudited condensed consolidated interim financial statements in accordance with ASC 718 and ASC 270.

The grant on March 15, 2010 was an annual grant made to the Company’s global executives under the 2009 GMLTIP, the terms of which were disclosed in Note 29 to the Company’s audited consolidated financial statements. The Company granted 5.4 million shares (1.1% of total outstanding shares) and recorded $53 million of related incentive compensation cost through June 30, 2010. The compensation cost and percent of total outstanding shares were not significant to the Company’s unaudited condensed consolidated interim financial statements; therefore, interim disclosure was not deemed necessary.

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Note 26. Subsequent Event

Sale of Nexteer, page F-227

81.	You indicate that Nexteer did not qualify for held for sale classification at June 30, 2010. However, in light of the fact that you announced in January 2010 that you were pursuing the sale of Nexteer, please tell us which of the held for sale criteria in ASC 360-10-45-9 were not met.

The Company respectfully advises the Staff that the Company believed that Nexteer did not qualify for held for sale classification at June 30, 2010 based upon the following analysis. The Nexteer sale disclosed as a subsequent event in Note 26 to the Company’s unaudited condensed consolidated interim financial statements did not meet the held for sale criteria a. (sale is authorized), d. (sale is probable) and f. (it is unlikely changes will be made) of ASC 360-10-45-9, as of the reporting date. All conditions included within paragraph 9 must be met in order to qualify for held for sale treatment. Furthermore, pursuant to ASC 360-10-45-13, meeting all of the paragraph 9 criteria subsequent to the balance sheet date but before the issuance date would not permit held for sale treatment at June 30, 2010.

The Nexteer sales agreement was not signed until after the balance sheet date, and the Company believes that criteria d. and f. are not met without a signed agreement. Although negotiations had been ongoing as of June 30, 2010, Delphi, Nexteer’s former parent, had marketed the entity for several years without being able to consummate a sale, and the Company had recently seen promising negotiations terminate for its Saab, Saturn and HUMMER brands, even subsequent to, in certain cases, the signing of sales agreements. Both of these data points were considered in the analysis at June 30, 2010.

In addition, GM’s Delegation of Authority requires Board of Directors approval for transactions entered into in excess of $250 million. At the June 30, 2010 reporting date, the requisite Board approval had not been obtained for any plan to sell Nexteer. Management considered Board approval a substantive requirement in the Nexteer sales process. The Company’s position that Board approval is more than a formality is supported by the Board’s rejection of the proposed sale of the Company’s European operations in the three months ended December 31, 2009, which at the time had strong management support. As such, the Company concluded criteria a. and f. were not met.

The Company further believes that criteria a. and f. are not met because the transaction is also subject to Chinese government approval. The Company believes that the lack of formal approval from the Chinese government is a substantive factor in determining whether the sale is probable, will be completed within one year and will occur without significant changes or withdrawal of the sales plan. The Company believes that it is appropriate to conclude that it is reasonably possible that the Chinese government will require renegotiations of contractual terms or may reject the agreement outright based on the Company’s recent experience with the Chinese government and their rejection of the HUMMER sale to Sichuan Tengzhong Heavy Industrial Machinery.

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Acquisition of AmeriCredit Corp., page F-227

82.	With respect to your pending acquisition of AmeriCredit, tell us whether or not this business to be acquired represents a material acquisition pursuant to Rule 3-05 of Regulation S-X. In this regard, please provide us with a summary of the computations supporting your determination of materiality.

The Company respectfully advises the Staff that the Company does not believe that the pending acquisition of AmeriCredit represents a material acquisition pursuant to Rule 3-05 of Regulation S-X. The acquisition price of approximately $3.5 billion represents 2.57% of GM’s total assets, while AmeriCredit’s assets of $9.8 billion represent 7.25% of GM’s total assets. AmeriCredit’s pre-tax income for the year ended June 30, 2010 was 6.76% of GM’s pre-tax loss for the period July 10, 2009 through December 31, 2009.

The summarized calculation for the Rule 3-05 analysis, updated for AmeriCredit’s June 30, 2010 financial information, is provided below:

General Motors Corporation

Rule 3-05 Analysis

AmeriCredit

(Dollars in Millions)

	GM	AmeriCredit
	December 31, 2009	June 30, 2010
1. Investment Test (Rule 1-02(w)(1))
Total Assets / GAAP Purchase Price	136,295	3,500	2.57%

2. Asset Test (Rule 1-02(w)(2))
Total Assets	136,295	9,881	7.25%

3. Pre-Tax Income Test (Rule 1-02(w)(3)) (d)
Using GM stub period
Pre-tax income (loss)	(5,221)	353
Use absolute value	5,221	353	6.76%

Other

83.	Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

The Company notes the Staff’s comment and will update its financial statements, as necessary, to comply with Article 3-12 of Regulation S-X prior to the effective date of the Registration Statement.

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84.	Please provide a currently dated signed consent from the independent public accountant in the amendment.

The Company notes the Staff’s comment and has filed currently dated consents of Deloitte & Touche LLP as Exhibits 23.1 and 23.2 to Amendment No. 1.

* * * * *

A letter from Nick Cyprus, Vice President, Controller and Chief Accounting Officer of the Company, containing the following representations is sent as an EDGAR correspondence under a separate cover:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in its compliance with applicable disclosure requirements and in enhancing the overall disclosures in its filings. Should you have any questions or comments regarding the responses in this letter or Amendment No. 1, please feel free to contact me at (740) 633-9500. Thank you for your assistance.

Very truly yours,

/s/ William L. Tolbert, Jr.
William L. Tolbert, Jr.

Enclosures

cc (w/o encl.):

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Securities and Exchange Commission Page 50	CONFIDENTIAL TREATMENT REQUESTED BY GENERAL MOTORS COMPANY

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP

September 23, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Attention:	Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Registration Statement on Form S-1
Filed August 18, 2010
File No. 333-168919

Ladies and Gentlemen:

Reference is hereby made to that letter of even date herewith submitted by William L. Tolbert, Jr. of Jenner & Block LLP to you in response to the comment letter dated September 10, 2010 that General Motors Company (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.

In connection with the responses to your comments contained within Mr. Tolbert’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Nick S. Cyprus
Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer